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September 17, 2018

VIA EDGAR

Pamela Howell, Special Counsel

Division of Corporation Finance

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alberton Acquisition Corporation
Draft Registration Statement on Form S-1
Submitted August 6, 2018
CIK No. 0001748621

Dear Mrs. Howell:

On behalf of Alberton Acquisition Corporation (“Alberton”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the draft Registration Statement relating to the offering of its units consisting of one ordinary share and one right (the “Registration Statement”), marked to show changes from the draft Registration Statement confidentially submitted on August 6, 2018. The draft Registration Statement has been revised in response to the comment letter, dated August 29, 2018, of the staff of the Office of Beverages, Apparel and Mining (the “Staff”) of the Commission, regarding the draft Registration Statement, and to reflect certain other changes.

In addition, we are providing the following responses to the Staff’s comments. To assist your review, we have reproduced the text of the Staff’s comments in italics below. All references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by Alberton.

September 17, 2018

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance of Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Alberton has not provided, nor has it authorized anyone to provide on its behalf, written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. If any such communications are made in reliance on Section 5(d) of the Securities Act by Alberton or a person authorized by Alberton, Alberton will provide a copy of such communications to the Staff.

Prospectus Cover Page, page 1

2.	Please revise the third paragraph to clearly explain the reference to Class B ordinary shares. We note that the initial public offering and concurrent private placement involve units comprised of Class A ordinary shares.

Response: Alberton’s initial shareholders purchased a number of Class B ordinary shares prior to September 14, 2018. On September 14, 2018, such initial shareholders converted all of their Class B ordinary shares, constituting all of the outstanding Class B ordinary shares of Alberton, into Class A ordinary shares, and immediately thereafter, Alberton amended and restated its Memorandum and Articles of Association to eliminate the Class B ordinary shares and re-designate the Class A ordinary shares as “ordinary shares.” As a result, Alberton currently has only one class of ordinary shares. Alberton’s initial shareholders currently own 2,875,000 ordinary shares. The units offered in the offering and to be sold in the private placement concurrent with the offering now consist of one ordinary share and one right to receive one-tenth (1/10) of one ordinary share.

We have revised the third paragraph on prospectus cover page to eliminate references to the Class A and Class B ordinary shares and revised to disclose throughout the prospectus that Alberton currently has only one class of ordinary shares. We have also revised to clearly explain on pages 5, 75 and II-1 the history of Class A and Class B ordinary shares that previously existed.

September 17, 2018

Effecting a Business Combination, page 4

3.	We note the disclosure that NASDAQ rules require that your business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the trust account. Please revise the disclosure throughout the prospectus to clarify, if true, that the 80% test would no longer apply if you are delisted from NASDAQ.

Response: We have revised the disclosure on page 4 and throughout the prospectus to clarify that the 80% test would no longer apply if Alberton is delisted from NASDAQ.

The Offering, page 6

4.	We note your disclosure on page 29 that your initial shareholders have agreed to vote their founder shares and any public shares held by them in favor of any proposed initial business combination. Please disclose in the Summary and in the Proposed Business sections the number and percentage of shares offered in this registration statement that would be required to vote in favor of a business combination in order for it to be approved.

Response: We have revised to disclose in “The Offering” section on page 12 and in the “Proposed Business” section on page 57 that, if Alberton sought shareholder approval of a proposed business combination, Alberton could need as few as 400,001, or approximately 4%, of the shares included in the units offered in this Registration Statement to vote in favor of such proposed business combination in order for such transaction to be approved (assuming only the minimum number of shares required to constitute a quorum are present at the shareholder meeting, the over-allotment option is not exercised and the initial shareholders do not purchase any units in the offering or units or shares in the after-market).

Principal Shareholders, page 75

5.	Please clearly disclose the control person for Hong Ye Hong Kong Shareholding.

Response: We have revised to clearly disclose on page 74 that Guan Wang, as the sole shareholder and director of Hong Ye Hong Kong Shareholding Co., Limited, is the control person of such entity.

September 17, 2018

Description of Securities, page 80

6.	Please revise the discussion of the units to also discuss the private placement units, which are comprised of one Class A ordinary share and one warrant. In addition, please reconcile the statement on page 81 that the initial shareholders will own 20% of your issued and outstanding shares after this offering with the beneficial ownership table, which reflects an ownership of 22.9% after this offering. Please revise similar disclosure throughout the prospectus.

Response: We have revised the description of the units in the “Description of Securities” section on page 78 to include a discussion of the private placement units.

The ownership percentage of Alberton’s initial shareholders on page 79 and in the beneficial ownership table differs in that different assumptions relating to the private placement units were used in the calculations.

If only accounting for the initial shareholders’ founder shares and not taking into account the private units to be purchased by the initial shareholders in the private placement concurrent with the offering, the initial shareholders will own 20% of Alberton’s issued and outstanding ordinary shares upon the consummation of the offering.

If taking into account both the founder shares and the private units to be purchased by the initial shareholders in the private placement concurrent with the offering, as required by the disclosure requirements for the beneficial ownership table, Alberton’s initial shareholders will own approximately 21.88% of Alberton’s issued and outstanding ordinary shares upon the consummation of the offering.

We have revised to clarify on pages 74 and 79 and throughout the prospectus the assumption underlying each such percentage calculation.

Report of Independent Registered Public Accounting Firm, page F-2

7.	Please include a signed audit report in your next amendment that refers to the correct financial statement period throughout the report. Refer to Rule 2-02 of Regulation S-X.

Response: We have included in this filing a signed audit report that consistently refers to the correct financial statement period.

Exhibits

8.	Please file as an exhibit the written agreement with Hong Ye referenced on page 15.

Response: We have filed as Exhibit 10.1 the requested written agreement with Hong Ye Hong Kong Shareholding Co., Limited.

September 17, 2018

Should you have any questions concerning the above responses or this filing, please contact Alexandria E. Kane at (212) 631-4409.

Very truly yours,

White and Williams LLP

/s/ Alexandria E. Kane
Alexandria E. Kane
Partner